UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

IMPSAT Fiber Networks, Inc.
(Exact name of Registrant as specified in its charter)

Delaware
(State of Incorporation or Organization)

52-1910372
(I.R.S. Employer Identification No.)

Alférez Pareja 256 (1107)
Buenos Aires, Argentina
(Address of Principal Executive Offices)

     Securities to be registered pursuant to Section 12(b) of the Act: Not applicable

     Title of each class to be so registered: Not applicable

     Name of each exchange on which each class is to be registered: Not applicable

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [   ]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]

     Securities Act registration statement file number to which this form relates: [   ]

     Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered

     On June 11, 2002, IMPSAT Fiber Networks, Inc. (“IMPSAT”) filed a voluntary petition for relief under Chapter 11 of the United States Code with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On October 23, 2002, IMPSAT also filed with the Bankruptcy Court its plan of reorganization (as amended, the “Plan”). On December 16, 2002 the Bankruptcy Court entered an order confirming the Plan. The effective date of the Plan occurred on March 25, 2003 (the “Effective Date”).

     Pursuant to the Plan, on the Effective Date, IMPSAT, among other things, filed with the Delaware Secretary of State a Restated Certificate of Incorporation (the “Certificate of Incorporation”), under which the authorized capital stock of IMPSAT as of the Effective Date consists of (i) 50,000,000 shares of Common Stock, with a par value of $0.01 per share (the “Common Stock”) and (ii) 5,000,000 Million shares of Preferred Stock, with a par value of $0.01 per share (the “Preferred Stock”). This registration statement on Form 8-A pertains only to the Common Stock. No Preferred Stock was issued on the Effective Date. Pursuant to the Certificate of Incorporation, Preferred Stock may be issued in one or more series as determined from time to time by IMPSAT’s Board of Directors (the “Board”) without further approval of the stockholders. Upon issuance of Preferred Stock, the Board will fix the voting powers, designations, preferences, and relative, participating, optional, redemption, conversion, exchange or other special rights, qualifications, limitations or restrictions of such Preferred Stock, to the full extent permitted by law. Pursuant to the Certificate of Incorporation, IMPSAT may not create, designate, authorize or cause to be issued any class or series of nonvoting stock to the extent prohibited by Section 1123 of the United States Bankruptcy Code.

     Pursuant to the Plan, on the Effective Date, among other things, (1) all then-outstanding shares of IMPSAT’s pre-reorganization common stock, par value $0.01 per share, and all other equity interests were cancelled, including shares of restricted stock, as well as all options and agreements to issue or purchase any equity interests and (2) IMPSAT issued shares of Common Stock and warrants (“Warrants”) to purchase shares of Common Stock.

COMMON STOCK

     The following summary information is qualified in its entirety by the provisions of our Certificate of Incorporation and the Amended and Restated Bylaws of IMPSAT, which were adopted by IMPSAT on the Effective Date (the “Bylaws”).

     The Certificate of Incorporation provides that the holders of the Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of the Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on our liquidation, dissolution or winding up. All outstanding shares of the Common Stock will be fully paid and nonassessable.

     Except as the General Corporation Law of the State of Delaware (the “General Corporation Law”) or the Certificate of Incorporation may otherwise provide, the holders of a majority in voting power of the issued and outstanding shares of capital stock of IMPSAT entitled to vote shall constitute a quorum at a meeting of stockholders for the transaction of any business. Under the Bylaws, the chairman of the meeting or the stockholders entitled to vote, present in person or represented by proxy, may adjourn the meeting in the absence of a quorum without notice other than announcement at the meeting, until a quorum is present or represented. Upon a quorum is being present, it is not broken by the subsequent withdrawal of any stockholder. Under the Bylaws, any action required or permitted to be taken by the stockholders of IMPSAT may be effected at a duly called annual meeting of such stockholders, setting forth the action so taken. The Certificate of Incorporation provides that stockholders may not act by written consent in lieu of a meeting. Except as otherwise provided in the Certificate of Incorporation, the Bylaws provide that special meetings of stockholders may be called only by the Board pursuant to a resolution adopted by a majority of the directors then serving.

     The initial Board consists of seven individuals identified in the Plan. The directors of IMPSAT (the “Directors”) shall consist initially of (1) IMPSAT’s Chief Executive Officer; (2) two individuals (the “Category 2 Directors”), who shall be elected by the initial holders of the Senior Guaranteed Convertible Notes — Series A (the “Series A Notes”) issued to such holders under the Plan (the “Initial Series A Noteholders”) for so long as the sum of (x) the aggregate number of shares of Common Stock issuable upon conversion of Series A Notes issued to and held by the Initial Series A Noteholders or any of their respective affiliates, and (y) the aggregate number of shares of Common Stock issued to and held by the Initial Series A Noteholders or such affiliates upon conversion of such Series A Notes continues to represent in the aggregate 7.5% or more of the Common Stock on a fully-diluted basis, (but excluding for purposes of this calculation shares of Common Stock issued or issuable pursuant to the Corporation’s 2003 Stock Incentive Plan or subsequent stock plan adopted by the Board, or any modification, renewal or extension there) (a “Fully-Diluted Basis”); (3) one individual, who shall be elected as herein provided by Nortel Networks Limited, a Canadian corporation (“Nortel”), as an initial holder of Senior Guaranteed Convertible Notes — Series B (the “Series B Notes”) and Warrants issued to Nortel under the Plan, for so long as the sum of (x) the aggregate number of shares of Common Stock issuable upon conversion of Series B Notes and Warrants issued to and held by Nortel or any of its affiliates, and (y) the aggregate number of shares of Common Stock issued to and held by Nortel or such affiliate upon conversion of such Series B Notes and Warrants, continues to represent in the aggregate 4.5% or more of the Common Stock on a Fully-Diluted Basis; and (4) three individuals (the “Category 4 Directors”) who shall be elected by the initial holders (the “Initial 2005/2008 Common Stockholders”) of the Common Stock received by such holders under the Plan in respect of the Corporation’s 13-3/4% Senior Notes due 2005 and 12-3/8% Senior Notes due 2008 (the “Initial 2005/2008 Common

Stock”), for so long as the Initial 2005/2008 Common Stockholders or any of their respective affiliates continue to beneficially own Initial 2005/2008 Common Stock equal, in the aggregate, to 15% or more of the Common Stock on a Fully Diluted Basis; provided, however, that, for so long as the Initial Series A Noteholders have the right to elect the Category 2 Directors, no more than two of the Category 4 Directors may be persons who are affiliates of Morgan Stanley & Co. Incorporated. The initial term of the Category 2 Directors and the Category 4 Directors will end on the date of the annual meeting to be held in 2004. Thereafter, the Category 2 and Category 4 Director will be elected each year for a term ending on the date of the annual meeting in the following year. Subject to the rights of certain parties, a director may be removed with or without cause in accordance with the procedures set forth in Article V Section 7 of the Certificate of Incorporation. There is no provision in the Certificate of Incorporation for cumulative voting with respect to the election of directors of IMPSAT. Under the Bylaws, subject to provisions of the General Corporation Law and the Certificate of Incorporation, dividends on the shares of capital stock of IMPSAT may be declared by the Board at any regular or special meeting.

     The Certificate of Incorporation cannot be amended as to effect adversely the rights of any of the Initial Series A Noteholders, the Initial 2005/2008 Common Stockholders, and Nortel (each a “Constituent”), as applicable, without such Constituent’s consent for so long as such Constituent is entitled to elect a designee to the Board.

     The provisions of the Certification of Incorporation and the Bylaws described above, as well as the concentration of the Common Stock ownership and the provisions of Section 203 of the General Corporation Law could have the following effects, among others:

•	delaying, deferring or preventing a change in control
•	delaying, deferring or preventing the removal of existing management
•	deterring potential acquirers from making a tender offer to purchase the Common Stock at a premium
•	limiting any opportunity of the stockholders to realize premiums over prevailing market prices of our Common Stock in connection with offers by potential acquirers.

     The Plan requires that IMPSAT use its reasonable best efforts to cause the Common Stock to be listed on a nationally recognized securities market or exchange. IMPSAT intends to make application for inclusion of the Common Stock on the NASDAQ National Market System.

     As part of the Plan, as of the Effective Date, IMPSAT issued Warrants to purchase up to 3,155,244 shares of Common Stock. The Warrants are exercisable for Common Stock at any time and from time to time until the eighth anniversary of the Effective Date. Each Warrant is initially exercisable for one share of Common Stock at an initial exercise price of $15 per share of Common Stock. The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain customary dilutive events.

     The transfer agent and registrar for the Common Stock is The Bank of New York, Stock Transfer Administration, 101 Barclay Street, 11 East, New York, NY 10286.

Item 2.      Exhibits

2.1	Restated Certificate of Incorporation of IMPSAT, filed with the Secretary of State of Delaware and made effective as of the Effective Date.

2.2	Amended and Restated Bylaws of IMPSAT effective as of the Effective Date.

2.3	Chapter 11 Plan of Reorganization for IMPSAT, dated October 23, 2002, as amended (incorporated herein by reference to Exhibit 99.2 of IMPSAT’s Current Report on Form 8-K filed on December 19, 2002).

2.4	Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code in Respect of IMPSAT’s Plan of Reorganization Under Chapter 11 of the Bankruptcy Code dated October 23, 2002 (incorporated herein by reference to Exhibit 99.3 of IMPSAT’s Current Report on Form 8-K filed on December 19, 2002).

2.5	Order Confirming IMPSAT’s Plan of Reorganization Under Chapter 11 of the Bankruptcy Code dated December 16, 2002 (incorporated herein by reference to Exhibit 99.1 of IMPSAT’s Current Report on Form 8-K filed on December 19, 2002).

2.6	Specimen Common Stock certificate.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 26, 2003

IMPSAT FIBER NETWORKS, INC.

By: /s/ Héctor Alonso
Name: Héctor Alonso
Title: Chief Financial Officer